Filed by: Enersis Américas S.A. (Commission File No.

001-12440) pursuant to Rule 425 promulgated under

the Securities Act of 1933, as amended

Subject Company: Endesa Américas S.A. (Commission

File No. 001-37724)

Form F-4 Registration No. 333-211405

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number: 001-12440

ENERSIS AMÉRICAS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76,

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 13g3-2(b): N/A

Important Information For Investors and Shareholders

This communication relates to a proposed merger between Enersis Américas S.A. (“Enersis Américas”) and Endesa Américas S.A. (“Endesa Américas”). In connection with the proposed merger, Enersis Américas and Endesa Américas have distributed a joint information statement/prospectus containing information about the proposed merger to their respective shareholders and holders of American Depositary Shares (ADSs). The joint information statement/prospectus is included in the registration statement on Form F-4 (Registration No. 333-211405) filed with the Securities and Exchange Commission (the “SEC”). Shareholders and ADS holders of Enersis Américas and Endesa Américas are urged to read the joint information statement/prospectus and other documents filed with the SEC carefully and in their entirety because they contain important information about Enersis Américas, Endesa Américas and the proposed merger.

Investors and security holders may obtain free copies of the prospectus/information statement and other documents filed with the SEC by Enersis Américas and Endesa Américas on the SEC’s website at www.sec.gov. Copies of the prospectus/information statement and the other documents filed with the SEC by Enersis Américas are also available free of charge on the Enersis Américas Investor Relations website at www.enersisamericas.cl or by contacting Enersis Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir@enersis.cl. Copies of the prospectus/information statement and the other documents filed with the SEC by Endesa Américas are available free of charge on the Endesa Américas Investor Relations website at www.endesaamericas.cl or by contacting Endesa Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir@endesa.cl.

Enersis Américas S.A. (“Enersis Américas”) is furnishing this Report on Form 6-K to furnish the following exhibits:

Exhibit

99.1	Hecho Esencial of Enersis Américas dated October 29, 2016

99.2	Press release of Enersis Américas dated October 31, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS AMÉRICAS S.A.

By:	/s/ Javier Galán
Javier Galán Chief Financial Officer

Dated: October 31, 2016

Exhibit 99.1

SIGNIFICANT EVENT

Enersis Américas S.A.

Securities Registry Registration N° 175

Santiago, October 29, 2016

Ger. Gen. N° 71/2016

Mr. Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Avenida Alameda Bernardo O’Higgins No. 1449

Present.

Ref.: Significant Event

Dear Sir:

Pursuant to the provisions of articles 9 and 10, paragraph two, of Securities Market Law No. 18,045, and to the provisions of General Norm No. 30 of the Superintendence, and exercising the powers conferred upon me and on behalf of (“Enersis Américas” or the “Company”), I inform you by Significant Event, following the conclusion of the period for dissenting shareholders of the merger agreement (the “Merger”) of Enersis Américas and its subsidiaries Endesa Américas S.A. (“Endesa Américas”) and Chilectra Américas S.A. (“Chilectra Américas”), adopted at the extraordinary shareholders’ meeting of the Company held on September 28, 2016, to exercise their statutory merger dissenters’ withdrawal rights in the Company, of the following:

1.	That the exercise of statutory merger dissenters’ withdrawal rights in Enersis Américas did not exceed 10% of the outstanding voting shares by said company and no shareholder has exceeded the maximum concentration limit of 65% of the outstanding shares of Enersis Américas as of the conclusion of the period to exercise statutory merger dissenters’ withdrawal rights.

2.	That, as reported by Endesa Américas and Chilectra Américas on this same date through Significant Events, the exercise of statutory merger dissenters’ withdrawal rights in each of them did not exceed their respective thresholds of 10% of the outstanding voting shares of Endesa Américas and 0.91% of the outstanding voting shares of Chilectra Américas.

3.	That, having agreed at the extraordinary shareholders’ meetings of the three merging companies, held on September 28, 2016, that the Merger remained subject to the conditions precedent (the “Conditions Precedent”) consisting of the exercise of statutory merger dissenters’ withdrawal rights by each of the company’s respective dissenting shareholders would not exceed the thresholds indicated in numerals 1 and 2 above and, in the case of the statutory merger dissenters’ withdrawal rights of Enersis Américas, not exceed the shareholder concentration limit of 65% indicated above, the Conditions Precedent to which the Merger was subject have been fully met and, therefore, the approval of the Merger at the aforementioned extraordinary shareholders’ meetings is firmly declared, subject to the delivery of a single declaratory public deed by the companies for full effectiveness.

In accordance with what was approved at the respective extraordinary shareholders’ meetings, the Merger will be effective as of the first calendar day of the month following the month in which the declaratory public deed is granted.

4.	That, as a result of the above, it was determined that no causes for the cancellation of the public acquisition of shares (“OPA” in its Spanish acronym) launched by Enersis Américas for the acquisition of 3,282,265,786 issued by Endesa Américas occurred and that the conditions precedent of the Tender Offer launched by Enersis Américas in the United States for the acquisition of all American Depositary Shares (“ADSs”) issued by Endesa Américas and all shares issued by that company, whose holders are resident in the United States, have been satisfied. Communications relating to the results of such offers will be made in accordance with the legislation applicable to each of them.

Cordially,

/s/ Luca D’Agnese

Luca D’Agnese

Chief Executive Officer

c.c.	National Economic Prosecutor’s Office

Central Bank of Chile

Santiago Stock Exchange

Chilean Electronic Stock Exchange

Valparaíso Stock Exchange

Banco Santander Santiago – Bondholders Representatives

Central Securities Depositary

Risk Classification Commission

Exhibit 99.2

Press Release

Enersis Américas S.A. Announces Expirations and Results of Tender Offers for Common Shares and ADSs of Endesa Américas S.A. and Statutory Merger Dissenters’ Withdrawal Rights Exercises

SANTIAGO, CHILE, October 31, 2016 – ENERSIS AMÉRICAS S.A. (“Enersis Américas”) today announced the results of its tender offers for the outstanding common shares and American Depositary Shares (“ADSs”) of Endesa Américas, S.A. (“Endesa Américas”) not already owned by Enersis Américas.

Enersis Américas made a tender offer in Chile for common shares of Endesa Américas other than shares held by Enersis Américas (the “Chilean Offer”) and a concurrent tender offer in the United States for common shares held by U.S. holders and for ADSs held by all holders (the “U.S. Offer”, and together with the Chilean Offer, the “Offers”). Each ADS represents 30 common shares of Endesa Américas. The Chilean Offer and the U.S. Offer each commenced on September 14, 2016 and expired at 4:30 p.m., New York City time, on October 28, 2016.

No common shares and 406,062 ADSs have been tendered pursuant to the U.S. Offer. In addition, according to the definitive notice of result published today by Enersis Américas in Chile, a total of 252,998,204 common shares have been tendered pursuant to the Chilean Offer. The common shares and ADSs tendered pursuant to the Offers, represent an aggregate of 265,180,064 common shares of Endesa Américas.

All common shares and ADSs tendered in the Offers have been accepted for payment and will be paid on November 3, 2016, in accordance with Chilean practice.

Prior to the completion of the Offers, Enersis Américas owned approximately 60.0% of the common shares of Endesa Américas. Based on preliminary results, upon purchase of the common shares and ADSs of Endesa Américas pursuant to the Offers, Enersis Américas’ ownership in Endesa Américas will increase to 5,184,668,858 common shares (including those represented by ADSs) or approximately 63.2% of the total outstanding common shares of Endesa Américas, which will leave 3,017,085,722 common shares of Endesa Américas (including those represented by 6,968,704 ADSs) held by parties other than Enersis Américas.

Previously, on October 29, 2016, Enersis Américas, Endesa Américas and Chilectra Américas S.A. (“Chilectra Américas”) had also announced by means of essential facts (hechos esenciales) that, as of the expiration of the statutory merger dissenters’ withdrawal rights period in connection with the pending merger of Endesa Américas and Chilectra Américas with and into Enersis Américas, the statutory merger dissenters’ withdrawal rights exercised by shareholders of the merging companies did not exceed: (i) 10% of the outstanding shares of Enersis Américas; (ii) 10% of the outstanding shares of Endesa Américas; and (iii) 0.91% of the outstanding shares of Chilectra Américas. Enersis Américas also announced that following the exercise of statutory merger dissenters’ withdrawal rights, as of the end of such exercise period, no shareholder will own more than 65% of Enersis Américas.

This announcement is for information purposes only and does not constitute the legal announcement required under Chilean law of the final results of the Chilean Offer, which announcement is being made in Chile today.

A Schedule TO/13E-3, as amended, and a Schedule 14D-9 have been filed with the Securities and Exchange Commission (the “SEC”) and are publicly available on the SEC website (www.sec.gov). Shareholders are encouraged to read these documents for important and more detailed information regarding the U.S. Offer.

Contact Information

For further information, please contact us:

Pedro Cañamero

Investor Relations Director

(56-2) 2353 4682

pedro.canamerog@enel.com

Jorge Velis	Itziar Letzkus
Head of Investor Relations	Investor Relations Associate
(56-2) 2353 4552	(56-2) 2353 4681
jorge.velis@enel.com	itziar.letzkus@enel.com